April 17, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Jee Yeon Ahn

Cara Lubit

Re: Lesaka Technologies, Inc.

 Form 10-K for the Fiscal Year Ended June 30, 2023

 Filed September 12, 2023

 File No. 000-31203

Ladies and Gentlemen:

Lesaka Technologies, Inc. respectfully submits this letter in response to comments from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") received by letter dated March 22, 2024, relating to the above-referenced filing.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each of the comments with our response thereto.

Form 10-K for the Fiscal Year Ended June 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Overall Results of Operations. page 36

1. We note your disclosure on page 36 regarding revenue trends. In future filings, please enhance your disclosures to provide a more robust discussion of specific revenue drivers and causes, such as volumes or pricing changes. In addition, to the extent that a particular revenue category has multiple components (e.g., processing fees, which cover transactions processed, funds collection and settlement services, etc.), please expand your discussion to quantify the material components and discuss factors causing period over period changes. Refer to Item 303(b)(2) of Regulation S-K.

RESPONSE TO COMMENT 1

In response to the Staff's comment, we will include a more robust discussion of specific revenue drivers and causes, such as volumes or pricing changes, in future filings. In addition, we will provide disclosure in future filings to the extent that a particular revenue category has multiple components to quantify the material components and discuss factors causing period over period changes in the management discussion and analysis section of such filings.

Non-GAAP Measures. page 44

2. We note that you make "Lease adjustments" to arrive at Group Adjusted EBITDA for all periods presented. Please tell us the nature of this adjustment and provide us with an analysis showing why these costs do not reflect normal, recurring, cash operating expenses necessary to operate your business, or remove this adjustment in future filings. You may also refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations for guidance.

RESPONSE TO COMMENT 2

In response to the Staff's comment, we will remove this adjustment from our presentation of Group Adjusted EBITDA in future filings.

Note 2. Significant Accounting Policies, page F-16

3. We note that telecom products and services have grown as a proportion of your revenues. In future filings, please enhance your revenue recognition disclosures for this area to: (i) more fully explain the nature and type of your telecom products and services; (ii) define "airtime" and explain related sales and inventory processes; and (iii) more fully explain how revenue is measured and recognized for this business.

RESPONSE TO COMMENT 3

In response to the Staff's comment, we will enhance our future revenue recognition disclosures related to telecom products and services to (i) more fully explain the nature and type of our telecom products and services, (ii) define "airtime" and explain related sales and inventory processes, and (iii) more fully explain how revenue is measured and recognized for this business.

I am available to discuss our response at your convenience. Please do not hesitate to call me at +27 11 343 2000, if you have any questions or comments regarding the foregoing or need any additional information.  Thank you.

Very truly yours,

Lesaka Technologies, Inc.

By:	/s/ Naeem E. Kola
Name:	Naeem E. Kola
Title:	Group Chief Financial Officer